EXHIBIT 99

                     [LETTERHEAD OF NEW YORK BANCORP INC.]


                                           , 1997



Dear Fellow Stockholder:

            We are writing to inform you of an opportunity that is being made available to the New York Bancorp Inc.
stockholders.

            New York Bancorp has determined to raise capital through the sale of a security of a trust recently established by the Company known as "New York Bancorp Capital Trust." New York Bancorp will guarantee all of the trust's obligations under these newly-issued securities. The trust structure is being used because it allows your Company to raise funds on a low-cost basis. The proceeds of the sale of the trust securities will be available to the Company and Home Federal Savings Bank to support management's continuing programs for enhancing the value of your New York Bancorp common stock.

            The Company is seeking to sell $50 million of the new trust securities. Your Board of Directors has determined to make the securities first available to New York Bancorp stockholders through a subscription offering. By participating in the subscription offering, you will be able to purchase trust securities at their initial offering price and avoid paying any sales commission. Any trust securities not purchased by the New York Bancorp stockholders in the subscription offering will be offered to the public through Keefe, Bruyette & Woods, Inc.

            We and certain of the other directors and officers of the Company who own in the aggregate approximately 24% of the Company's common stock intend to exercise our subscription rights and purchase trust securities in the subscription offering.

            The trust securities will pay a dividend of 8% per annum. The trust securities also will be convertible at the option of the holder into New York Bancorp common stock at a price which will represent 110% of the market price of the common stock at the conclusion of the subscription offering or at the time Keefe, Bruyette & Woods, Inc. sells the trust






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securities to the public. Thus, the trust securities will provide holders with annual income and the potential for appreciation in value if the New York Bancorp common stock performs well and trades above the conversion price in the future.

            YOU SHOULD BE AWARE THAT AN INVESTMENT IN THE TRUST SECURITIES DOES INVOLVE SOME RISKS. THIS LETTER DOES NOT SET FORTH THE INFORMATION NECESSARY FOR YOU TO MAKE AN INFORMED INVESTMENT DECISION AND YOU ARE URGED TO READ THE ENCLOSED SUBSCRIPTION OFFERING PROSPECTUS FOR A COMPLETE DESCRIPTION OF THE SUBSCRIPTION OFFERING, THE TRUST SECURITIES, RISK FACTORS AND RELATED MATTERS.

            To participate and purchase trust securities, fully completed and executed Subscription Order Forms, together with full payment for the subscribed-for trust securities, must be received by ____________ by 5:00 p.m. (New York City time) on __________, 1997, unless extended in the sole discretion of the Company.

            Should you have any questions concerning the subscription offering, you should contact Beacon Hill Partners, our information agent, at 1 (800) 854-9486.

            Thank you in advance for your continuing support and interest in New York Bancorp.



                                    Very truly yours,



            Patrick E. Malloy, III         Michael A. McManus, Jr.



            This letter does not constitute an offer to sell, nor a solicitation of an offer to buy, trust securities. Such offers may only be made by the Prospectus of New York Bancorp and New York Bancorp Capital Trust, which is enclosed.

            The trust securities are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.